EXHIBIT 99.2
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[LOGO- ABITIBI CONSOLIDATED]

                                                                   PRESS RELEASE
                                                                         A (TSX)
                                                                        ABY NYSE


   ABITIBI-CONSOLIDATED PRICES TENDER OFFERS FOR UP TO US$500 MILLION OF NOTES

MONTREAL, PQ, March 22, 2005 -- Abitibi-Consolidated Inc. ("Abitibi") today announced that it and its subsidiary, Abitibi-Consolidated Company of Canada ("ACCC," together with Abitibi, the "Company"), have priced their cash tender offers to purchase any and all of Abitibi's 8.30% notes due 2005 (the "2005 Notes") and up to US$150 million of ACCC's 6.95% notes due 2006 (the "2006 Notes", together with the 2005 Notes, the "Notes"). Upon consummation of the tender offers, the Company will pay US$1,015.96 for each $1,000 principal amount of 2005 Notes purchased in the tender offers and US$1,038.82 for each $1,000 principal amount of 2006 Notes purchased in the tender offers, if any, plus, in each case, accrued but unpaid interest up to, but not including, the settlement date.

The purchase price for the 2005 Notes was determined by reference to a fixed spread of 50 basis points over the bid side yield (as quoted on Bloomberg Screen PX3 at 4:00 p.m. New York City time, today) of the 1.50% U.S. Treasury Note due July 31, 2005, calculated to the maturity date of the 2005 Notes. The purchase price for the 2006 Notes was determined by reference to a fixed spread of 75 basis points over the bid side yield (as quoted on Bloomberg Screen PX4 at 4:00 p.m. New York City time, today) of the 2.875% U.S. Treasury Note due November 30, 2006, calculated to the maturity date of the 2006 Notes.

The purchase prices include an early tender premium of $10.00 per $1,000 principal amount Notes that is payable only to holders who validly tendered their Notes before 5:00 p.m., New York City time, on March 16, 2005, (the "Early Tender Date") and did not withdraw their tender. Holders who validly tender their Notes after the Early Tender Date, but before 12:00 Midnight, New York City time, on April 4, 2005 (the "Expiration Date"), and do not withdraw their tender, will be paid the respective purchase price less the early tender fee of $10.00 per $1,000 principal amount of Notes.

Holders not eligible to receive the early tender premium may withdraw their tender at any time before the Expiration Date, unless the tender offers are extended. Payment for tendered Notes will be made in same day funds as soon as practicable after they are accepted for payment, which in the case of 2005 Notes tendered prior to the Early Tender Date is expected to be on or about March 29, 2005.

The tender offers are conditioned on the satisfaction of certain conditions, including the refinancing of a portion of ACCC's existing indebtedness on terms and conditions satisfactory to Abitibi. If any of the conditions of the offers described in the Offer to Purchase, dated March 3, 2005 (the "Offer to Purchase"), and the related Letter of


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Transmittal are not satisfied, neither Abitibi nor ACCC will be obligated to accept for payment, purchase or pay for the Notes, and may delay the acceptance for payment of any tendered Notes, in each event, and may even terminate the tender offers.

The Company is not obligated to purchase any 2006 Notes tendered pursuant to the Offer to Purchase and the amount of 2006 Notes to be purchased, if any, is uncertain. If the principal amount of 2006 Notes tendered and not validly withdrawn is less than or equal to US$150 million, and the conditions to the tender offers have otherwise been satisfied, the Company may choose not to purchase any tendered 2006 Notes or may choose to purchase less than all of the tendered 2006 Notes.

Full details of the terms and conditions of the tender offers are included in the Offer to Purchase.

Citigroup Global Markets Inc. ("Citigroup") and Credit Suisse First Boston LLC ("CSFB") are the Dealer Managers for the tender offers. Persons with questions regarding the offers should contact the Dealer Managers: (i) Citigroup, toll-free at (800) 558-3745 or (ii) CSFB, toll free at (800) 820-1653, or the Information Agent and Depositary, Global Bondholder Services Corporation, toll-free at 866-470-4200. Requests for documents including the Offer to Purchase may be directed to the Information Agent and Depositary.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other security. The tender offers are made only pursuant to the Offer to Purchase dated March 3, 2005. Statements in this press release regarding the refinancing of indebtedness shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Abitibi-Consolidated is a global leader in the production of newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, and generated sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres and approaching 20,000 Paper Retriever(R) and paper bank containers.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," and "projects" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. These risks and uncertainties include, but are not limited to, a risk that a sale of our notes might not be completed and other risks, relevant factors and uncertainties identified in our periodic filings with the Securities and Exchange Commission. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on the Company's business, financial condition, and results of operations. The Company assumes no obligation to update these forward-looking statements.

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CONTACT:
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INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
lorne_gorber@abitibiconsolidated.com